One Mission | One Energy | NewEnergy	Mission NewEnergy Limited Unit 4, 97 Hector St West, Osborne Park WA 6017 Tel: +61(0)8 – 9445 1006 Fax: +61(0)8 – 9204 2383 E-mail: invest@missionnewenergy.com Website: www.missionnewenergy.com

April 13, 2011

Via Facsimile: (202) 772-9220

Jay Ingram, Legal Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
USA

Re:	Mission NewEnergy Limited
Registration Statement on Form F-1
File No. 333-170471

Dear Mr. Ingram:

In accordance with Rule 461 and Rule 430A under the US Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m. Eastern Standard Time on April 14, 2011 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MISSION NEWENERGY LIMITED

By:	/s/ Nathan Mahalingam
Nathan Mahalingam
Chief Executive Officer